UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

LOOKSMART, LTD.
(Name of Subject Company)

LOOKSMART, LTD.
(Name of Person Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

William F. O’Kelly
Senior Vice President, Chief Financial Officer and Secretary
LookSmart, Ltd.
55 Second Street
San Francisco, CA  94105
(415) 348-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jon Gavenman, Esq.
Jennifer Fonner DiNucci, Esq.
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA  94306-2155
(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by LookSmart, Inc., a Delaware corporation (“LookSmart”), with the Securities and Exchange Commission (“SEC”) on August 2, 2012, relating to the tender offer by PEEK Investments LLC, a Delaware limited liability company (“Purchaser”) to purchase all outstanding shares of LookSmart’s common stock for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Schedule TO filed jointly with the SEC by and on behalf of Purchaser and the following persons: (a) Snowy August Fund I LP, a Delaware limited partnership; (b) Snowy August Management LLC, a Delaware limited liability company; (c) Michael Onghai, a United States citizen; (d) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (e) Platinum Management (NY) LLC, a Delaware limited liability company; (f) Mark Nordlicht, a United States citizen; and (g) Uri Landesman, a United States citizen.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 1.	Subject Company Information.

Item 1 of the Statement is hereby amended and supplemented by deleting in its entirety the section titled “Securities” beginning on page 1 of the Statement and replacing it with the following:

Securities

The title of the class of equity securities to which this Statement relates is LookSmart’s common stock, par value $0.001 per share (the shares of LookSmart’s common stock being referred to as the “Shares”) and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of August 23, 2012, by and between LookSmart, Ltd. and Computershare Trust Company, N.A. (the “Rights Agreement”).  Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. As of June 30, 2012, there were (1) 17,293,237 Shares outstanding, (2) outstanding stock options to purchase 2,280,000 Shares and (3) 106,544 Shares of restricted stock.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by deleting in its entirety the section titled “Reasons for Recommendation” beginning on page 6 of the Statement and replacing it with the following:

Reasons for Recommendation

In reaching its determination to reject the Offer, the Board considered numerous factors in consultation with LookSmart’s management and its financial and outside legal advisors, including, but not limited to, the following:

1)	The Offer is Inadequate and Fails to Capture the Value of LookSmart’s Market Positioning and Growth Opportunities

The Board believes that the Offer is inadequate and undervalues LookSmart because it does not reflect the underlying value of LookSmart’s assets, operations and prospects, including its market positioning and growth opportunities.

Among its assets is LookSmart’s market positioning as a:

•	Scalable search advertising platform for ad networks;

•	Independent ad network able to integrate Search and Display and deliver an efficient marketplace for advertisers and publishers; and

•	Independent ad network able to deliver high quality traffic to advertisers and high value advertising opportunities to publishers.

The Board believes that the market opportunity for an open, integrated Search and Display marketplace is very large, both domestically and internationally, and that LookSmart is one of the very few companies able to capture this opportunity.  By leveraging LookSmart’s search advertising platform to develop a new integrated Search and Display product line, the Board believes that LookSmart will meet a very important customer need and drive significant value for LookSmart and its stockholders.

 Last year, LookSmart developed a plan for a phased launch of our new product suite that will culminate in the launch of an integrated Search and Display online advertising platform capable of handling a large volume of display traffic.

LookSmart has taken very deliberate steps to execute its technology development plan, including:

•     Opening a technology office in the Greater Toronto Area, where much of the technology on which the platform is based is being developed.

•      Progressively releasing the different components of the new product suite in a seamless way that will allow advertisers and publishers to easily adopt and benefit from each new component.

•      Announcing the first component of the suite in July, when display advertising solutions were added to advertising capabilities.  This new offering allows advertisers to combine search campaigns and display campaigns using the LookSmart products and delivery teams.

•      LookSmart will continue to release the new components of the product suite over the next few quarters, including the click server, online analytics, ad server and advertiser and publisher center.

•      Ultimately, the full product suite will be available as an integrated Search and Display online advertising platform in 2013.

As a result, the Board believes that LookSmart is well positioned to capture the market opportunity of integrated Search and Display and the global opportunities for an independent integrated online advertising platform.  The Board believes that LookSmart is capable of achieving growth and value based on LookSmart’s significant investment in novel platforms and the substantial growth opportunities inherent in LookSmart's new product line.

2)	The Offer Values LookSmart at Less than Cash and Below Historical Trading Levels and Was Opportunistically Timed

The $1.00 per Share proposal is less than LookSmart’s cash value of $1.14 per Share as of June 30, 2012.  In addition to not giving full value to LookSmart’s cash, it does not reflect the value of the existing assets above LookSmart's cash value, especially its new product line or any of the growth opportunities described above.

In addition, the proposal is below LookSmart’s 365 day moving average of $1.36 as of July 27, 2012 and is below LookSmart’s 52-week average of $1.21 as of July 29, 2012.

The Board believes that PEEK’s urgency in launching the Offer reflects its tactic to act upon the recent dislocation in LookSmart’s stock price. The $1.00 per Share proposal is $0.54 below LookSmart’s 52-week high of $1.54. Thus, when the closing stock price was $0.74 on June 29, 2012, the Board believes that PEEK acted to take advantage of LookSmart’s depressed stock price levels in its attempt to transfer the significant future value of LookSmart from its stockholders to PEEK and its constituents.  For the reasons described above, the Board does not believe that the closing stock price of $0.74 on June 29, 2012, or a $1.00 per Share proposal, is reflective of the value of LookSmart’s assets and opportunities.

3)	LookSmart Has Received an Inadequacy Opinion from Its Financial Advisor

The Board believes that a proposal that does not give full value to LookSmart’s cash, and no value to any other assets and opportunities, is clearly inadequate.  In addition, the Board has taken into account the fact that, on July 29, 2012, Victory Park Securities rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of Shares (other than Purchaser and its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders. A copy of the full text of the written opinion of Victory Park Securities is included as Annex B to this Statement.

4)	There is Significant Uncertainty and Risk Inherent in the Offer

The Board has considered that one of the deemed Offerors, Michael Onghai, has, from time to time since March, raised with various members of LookSmart’s management his desire to join the LookSmart board but (a) did not attempt to follow the process for nomination outlined in LookSmart’s annual proxy material and (b) notwithstanding being told that the Board would consider a bona fide written proposal submitted to it, has not submitted any bona fide written proposal to the Board.  The Board has also considered that Mr. Onghai and his attorney have otherwise not responded to recent attempts to reach them. In the Board's view, Mr. Onghai has presented conflicting communications to the company, declined the opportunity to present his goals and objectives to the Board, and as a result the Board does not believe he is effectively working in concert with other parties making the Offer, or would actually consummate the Offer.

In addition, the Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion.  As described in “Item 2.  Identity and Background of Filing Person – Tender Offer” above and in Annex A attached hereto, the Offer is subject to a litany of conditions, including, among others, the following conditions: (1) the Minimum Tender Condition, (2) the Section 203 Condition, (3) the Board Control Condition, (4) conditions relating to the absence of litigation or other adverse actions, (5) conditions relating to events which might affect the extension of credit by lending institutions, (6) conditions relating to there being no change in compensation paid or payable by the Company to directors, officers or employees, (7) a condition requiring the absence of any change, development having occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of LookSmart which is outside the ordinary course of its business or may be materially adverse to LookSmart, (8) a condition that LookSmart has not issued any Shares other than pursuant to exercise of existing stock options and has not issued any stock options, and other conditions related to LookSmart’s securities, (9) conditions relating to the absence of changes to the constituent documents of LookSmart or any of its subsidiaries, (10) conditions relating to the absence of a tender or exchange offer for the Shares having been made or publicly announced or proposed to be made by any person other than PEEK, and (11) conditions relating to antitrust considerations in the United States.  The Board believes that the effect of these, and other numerous conditions, many of which are outside of LookSmart’s control and some of which would seek to prevent LookSmart from continuing to operate in the ordinary course of business (such as the conditions relating to granting of stock options and change in compensation), is that LookSmart’s stockholders cannot be assured that Purchaser will be required to consummate the Offer.  In addition, the Schedule TO provides that the conditions to the Offer are for the sole benefit of PEEK and may be asserted by PEEK, in its sole discretion, regardless of the circumstances (including any action or omission by LookSmart) giving rise to such conditions.

Accordingly, based on the foregoing reasons, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive.  In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation.  In addition, individual members of the Board may have assigned different weights to different factors.  After weighing all of these considerations, the Board unanimously recommends that holders of the Shares reject the Offer and not tender their Shares pursuant to the Offer.

Item 7.	Purposes of the Transaction, Plans or Proposals.

Item 7 of the Statement is hereby amended and supplemented by deleting that section in its entirety and replacing it with the following:

For the reasons discussed in “Item 4.  The Solicitation or Recommendation – Reasons for Recommendation” above, the Board unanimously determined that the Offer is inadequate and not in the best interests of LookSmart or its stockholders and that the interests of the stockholders will be best served by LookSmart continuing to pursue its independent strategic plan.

As announced in its press release dated August 15, 2012, on August 10, 2012 Michael Onghai, President of PEEK, contacted LookSmart Board member Mark Sanders to express his desire to join the LookSmart Board.  Additionally, LookSmart noted that PEEK publicly disclosed in its announcement its plan to submit a proposal to LookSmart’s Board by 5:00 pm Pacific Daylight Time on August 13, 2012, as invited by the LookSmart Board.  As of the close of business on August 14, 2012, PEEK had not submitted any such proposal.

On August 17, 2012, Scott Kauffman, LookSmart’s Chairman of the Board, in response to a communication from Mark Nordlicht, of Platinum Partners (one of the parties filing the TO) had a phone call in which Mr. Nordlicht expressed his interest in work with LookSmart in an amicable way, but did not make any proposal regarding how to do so.  As of the close of business on August 22, 2012, neither PEEK nor any of the other parties filing the TO had submitted any proposal.

As also announced in its press release dated August 15, 2012, LookSmart’s Board has received indications of interest regarding strategic transactions at valuations in excess of PEEK’s proposed tender offer price. LookSmart is currently engaged in discussions with persons who have submitted indications of interest for such transactions, and such discussions relate to or could result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of LookSmart’s securities by LookSmart, any of its subsidiaries or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving LookSmart or any of its subsidiaries; or (3) a purchase, sale or transfer of a material amount of assets of LookSmart or any of its subsidiaries.  LookSmart will continue to explore these indications of interest as well as other strategic alternatives while continuing to execute on our strategic plan consistent with our fiduciary duty to stockholders.

LookSmart does not have any plans, proposals or negotiations that relate to or could result in any material change in the present dividend rate or policy, or indebtedness or capitalization of LookSmart.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented as follows:

1.	The paragraph under the caption “Forward-Looking Statements” on page 10 of the Statement is deleted in its entirety and replaced with the following:

This Statement may contain statements that are forward-looking.  Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements.  Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (1) LookSmart’s ability to maintain and realize its market and industry position (2) LookSmart’s ability to maintain the value of its assets, operations and prospects (3) LookSmart’s ability to deliver  high quality traffic to advertisers and high value advertising  opportunities to publishers (4) LookSmart’s ability to capture market opportunities, and achieve growth and value based on its investments and growth opportunities (5) business disruptions associated with the tender offer commenced by Purchaser and (6) other factors detailed in LookSmart’s filings with the SEC, including LookSmart’s most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand.

2.	The following section shall be added immediately following the caption entitled “Appraisal Rights” on page 10 of the Statement:

Rights Agreement

On August 23, 2012, the Board of LookSmart declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.001 per share (the “Common Shares”), of LookSmart.  The dividend is payable on September 2, 2012, (the “Record Date”) to the stockholders of record on that date.  Each Right entitles the registered holder to purchase from LookSmart one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), at a price of $5.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment.  Each one one-thousandth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions designed to make it the economic equivalent of a Common Share.  The description and terms of the Rights are set forth in the Rights Agreement.

Initially, the Rights will be evidenced by the stock certificates representing the Common Shares then outstanding, and no separate Right Certificates, as defined below, will be distributed.  Until the earlier to occur of (i) the tenth calendar day after (or, if determined by the Board in accordance with Section 3(a) of the Rights Agreement, up to the twentieth day after) a public announcement that a person or group of affiliated or associated persons, has become an “Acquiring Person” (as such term is defined in the Rights Agreement) or (ii) 10 business days (or such later date as the Board may determine prior to such time as any Person becomes an Acquiring Person or may have been determined prior to the execution of this Agreement) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by an Acquiring Person of 15% or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with or without a copy of the Summary of Rights, which is included in the Rights Agreement as Exhibit B thereto (the “Summary of Rights”).

Until the Distribution Date, the Rights will be transferable with and only with the Common Shares.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on August 23, 2013 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by LookSmart, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).  The exercise of Rights to purchase Preferred Shares is at all times subject to the availability of a sufficient number of authorized but unissued Preferred Shares.

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable.  Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share.  In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $1,000 per share, but would be entitled to receive an aggregate payment equal to 1,000 times the payment made per Common Share.  Each Preferred Share will have 1,000 votes, voting together with the Common Shares.  Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount of consideration received per Common Share.  These rights are protected by customary anti-dilution provisions.  Because of the nature of the Preferred Shares’ dividend and liquidation rights, the value of one one-thousandth of a Preferred Share should approximate the value of one Common Share.  The Preferred Shares would rank junior to any other series of LookSmart’s preferred stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are acquired or beneficially owned by the Acquiring Person and its associates and affiliates or certain transferees of Acquiring Persons (which will thereafter be void), will have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or, if such number of shares is not and cannot be authorized, LookSmart may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the Rights).

Generally, under the Rights Agreement, an “Acquiring Person” shall not be deemed to include (i) LookSmart, (ii) a subsidiary of LookSmart, (iii) any employee benefit or compensation plan of LookSmart, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan or (v) any person or entity that, together with its affiliates and associates, beneficially owned 15% or more of the outstanding Common Shares as of August 23, 2012, until such person or entity or its affiliates or associates becomes the beneficial owner of any additional Common Shares.  In addition, except under limited circumstances, no person or entity shall become an Acquiring Person as the result of the acquisition of Common Shares by LookSmart that, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person or entity to 15% or more of the Common Shares then outstanding.  Further, except under certain circumstances, no person shall become an Acquiring Person due to the acquisition of Common Shares directly from LookSmart.

In the event that LookSmart is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of LookSmart may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share, per Right (or, at the election of LookSmart, LookSmart may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Preferred Shares will be issued (other than fractions that are integral multiples of the number of one one-thousandths of a Preferred Share issuable upon the exercise of one Right, which may, at the election of LookSmart, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the earliest of (i) the day of the first public announcement that a person has become an Acquiring Person or (ii) the Final Expiration Date, the Board of LookSmart may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”).  Following the expiration of the above periods, the Rights become nonredeemable.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of LookSmart without the consent of the holders of the Rights, except that from and after such time as the rights are distributed no such amendment may adversely affect the interest of the holders of the Rights excluding the interests of an Acquiring Person.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of LookSmart, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire LookSmart on terms not approved by LookSmart’s Board.  The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be amended to permit such acquisition or redeemed by LookSmart at $0.01 per Right prior to the earliest of (i) the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or (ii) the final expiration date of the rights.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to LookSmart’s current report on Form 8-K filed on August 23, 2012, and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(4)	Opinion of Victory Park Securities, Inc., dated as of August 2, 2012 (included as Annex B to this Statement)

(a)(5)	Press Release Issued by LookSmart, dated August 23, 2012, announcing adoption of Rights Agreement (filed as Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 23, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOOKSMART, LTD.

	By:	/s/ WILLIAM O’KELLY
William O’Kelly
Senior Vice President Operations and Chief Financial Officer
Dated: August 23, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(4)	Opinion of Victory Park Securities, Inc., dated as of August 2, 2012 (included as Annex B to this Statement)

(a)(5)	Press Release Issued by LookSmart, dated August 23, 2012, announcing adoption of Rights Agreement (filed as Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 23, 2012)

ANNEX B

Victory Park Securities, Inc.

August 2, 2012

The Board of Directors of LookSmart, Ltd.
55 Second Street
San Francisco, CA 94105

Members of the Board of Directors:

On July16, 2012, PEEK Investments LLC ("Purchaser") commenced an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "LookSmart Common Stock"), of LookSmart, Ltd. ("LookSmart") at a purchase price of $1.00 per share in cash (the "Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2012 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the "Offer"). The terms and conditions of the Offer are described in the Schedule TO filed by Purchaser with the Securities and Exchange Commission on July 16, 2012, (the "Schedule TO").

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of LookSmart Common Stock of the Consideration offered to such holders (other than Purchaser and any of its affiliates) in the Offer.

In connection with this opinion, we have, among other things:

(1)	reviewed the terms and conditions of the Offer as set forth in the Schedule TO and the exhibits thereto;

(2)
reviewed the Solicitation/Recommendation Statement of LookSmart to be filed with the Securities and Exchange Commission on Schedule 14D-9, in the form approved by LookSmart on the date of this opinion;

(3)	reviewed certain publicly available business and financial information relating to LookSmart and Purchaser;

(4)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of LookSmart furnished to or discussed with us by the management of LookSmart, including certain financial forecasts relating to LookSmart prepared by the management of LookSmart (such forecasts, the "LookSmart Forecasts");

(5)	discussed the past and current business, operations, financial condition and prospects of LookSmart with members of senior management of LookSmart;

(6)	discussed with members of senior management of LookSmart their assessment of the strategic rationale of Purchaser for, and the potential benefits for Purchaser of, the Offer;

(7)	reviewed the trading history for LookSmart Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(8)	compared certain financial and stock market information of LookSmart with similar information of other companies we deemed relevant;

(9)	compared certain financial terms of the Offer to financial terms, to the extent publicly available, of other transactions we deemed relevant; and

(10)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of LookSmart that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the LookSmart Forecasts, we have been advised by LookSmart, and have assumed, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of LookSmart as to the future financial performance of LookSmart. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LookSmart, nor have we made any physical inspection of the properties or assets of LookSmart.

We express no view or opinion as to any terms or other aspects of the Offer (other than the Consideration offered to the holders of LookSmart Common Stock in the Offer, to the extent expressly specified herein.) Our opinion is limited to the adequacy, from a financial point of view, to the holders of LookSmart Common Stock of the Consideration offered to such holders (other than Purchaser and any of its affiliates) in the Offer and no opinion or view is expressed with respect to any consideration offered in connection with the Offer to, or received in connection therewith by, the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the adequacy or fairness (financial or otherwise) of the Consideration offered in connection with the Offer or the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of LookSmart or Purchaser, or class of such persons, relative to the Consideration.

Furthermore, no opinion or view is expressed as to the relative merits of the Offer in comparison to other strategies or transactions that might be available to LookSmart or in which LookSmart might engage. We are not expressing any opinion as to the prices at which LookSmart Common Stock will trade at any time. In addition, we express no opinion or recommendation as to whether any holder of shares of LookSmart Common Stock should tender such shares in connection with the Offer or any related matter.

We have acted as financial advisor to LookSmart in connection with its consideration of the Offer and other matters pursuant to our engagement by LookSmart and will receive certain fees for our services that will be payable whether or not the Offer is withdrawn.  In addition, LookSmart has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a securities firm and investment advisor.  In the ordinary course of our businesses, we and our affiliates may manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of LookSmart, Roche and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, investment advisory and other financial services to LookSmart and its affiliates and have received or in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of LookSmart in connection with and for purposes of its evaluation of the Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof.

It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration offered to the holders of LookSmart Common Stock (other than Purchaser and any of its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders.

Very truly yours,

VICTORY PARK SECURITIES, INC.